SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   957541-10-5
                                  CUSIP Number



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 957541-10-5

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Curtis L. Benton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.

          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION    United States

  NUMBER OF    5.  SOLE VOTING POWER

   SHARES                715,974

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               0

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              715,974

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         715,974

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.8% of outstanding shares of Class A Common Stock.

       0.7% of outstanding voting power of Class A Common Stock and Class B Common Stock.

12.  TYPE OF REPORTING PERSON:     IN



Item 1(a) NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          750 North Commons Drive, Aurora, Illinois  60504

Item 2(a) NAME OF PERSON FILING:  Curtis L. Benton

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          750 North Commons Drive, Aurora, Illinois  60504

Item 2(c) CITIZENSHIP:   United States

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Class A Common Stock, $0.01 par value per share, of Westell Technologies, Inc. The Company also has Class B Common Stock which automatically converts into Class A Common Stock unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e) CUSIP NUMBER:  957541-10-5

Item 3    THE PERSON FILING THIS STATEMENT IS A:

          This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4    OWNERSHIP

          (a)  Amount Beneficially Owned as of December 31, 1996:
               715,974

          (b)  Percent of Class:

               4.8% of outstanding shares of Class A Common Stock.

               0.7% of outstanding voting power of Class A Common Stock and Class B Common Stock.

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                     715,974

            (ii)   shared power to vote or to direct the vote:

                               None

           (iii)   sole power to dispose or direct the disposition of:

                     715,974

            (iv)   shared power to dispose or direct the disposition of:

                              None

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10   CERTIFICATION:

          Not applicable.




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 1997
                                   Date




                              /s/ Curtis L. Benton
                              Curtis L. Benton

















ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).